1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2005.

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

40 Fushan Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date July 22, 2005	By	/s/ Chen Guangshui
Chen Guangshui, Secretary

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT

DISTRIBUTION OF FINAL DIVIDENDS AND IMPLEMENTATION OF

THE ISSUE OF BONUS SHARES OF THE COMPANY THROUGH THE CAPITALIZATION OF

THE CAPITAL RESERVE OF THE COMPANY

The 2004 profit distribution plan of the Company and the issue of bonus shares of the Company through the capitalization of the capital reserve of the Company have been approved in the 2004 annual general meeting of the Company held on 28 June 2005.

The date of distribution of the H share final dividends and the H share bonus shares is 27 July 2005. The first date of dealings of the newly issued H share bonus shares on the Stock Exchange is 28 July 2005.

The 2004 profit distribution plan of Yanzhou Coal Mining Company Limited (the “Company”) and the issue of bonus shares of the Company through the capitalization of the capital reserve of the Company have been approved in the 2004 annual general meeting of the Company held on 28 June 2005. The Company announced the resolutions passed at the 2004 annual general meeting of the Company (including the arrangements of the distribution of H share final dividends and the H share bonus shares) in the domestic China Securities Journal and Shanghai Securities News and Wen Wei Po and South China Morning Post in Hong Kong on 29 June 2005.

A.	Implementation schedule of the H share final dividends and H share bonus shares

1.	Date of distribution of the H share final dividends and the H share bonus shares: 27 July 2005

2.	First date of dealings of the newly issued H share bonus shares on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”): 28 July 2005

B.	Change of the share capital of the Company

					(Unit: Shares)

		Immediately before the capitalization of the capital reserve of the Company	Changes attributable to the capitalization of the capital reserve of the Company	Immediately after the capitalization of the capital reserve of the Company	Percentage to the total share capital of the Company (%)
A:	Shares not listed for public dealings
	Promoter shares:
	Including:
	State-owned legal person shares	1,670,000,000	1,002,000,000	2,672,000,000	54.33%
	Total number of shares not listed for public dealings	1,670,000,000	1,002,000,000	2,672,000,000	54.33%

B:	Shares listed for public dealings
	1. A Shares	180,000,000	108,000,000	288,000,000	5.85%
	2. H Shares	1,224,000,000	734,400,000	1,958,400,000	39.82%
	Total number of shares listed for public dealings	1,404,000,000	842,400,000	2,246,400,000	45.67%

C:	Total number of shares	3,074,000,000	1,844,400,000	4,918,400,000	100.00%

C.	After the issue of bonus shares of the Company through the capitalization of the capital reserve of the Company, the diluted earnings per share of the Company for the year 2004 calculated on the basis of the new total number of shares of 4,918,400,000 is RMB0.55. (calculated in accordance with PRC GAAP)

D.	On 21 July 2005, the Company announced in the PRC the matters relating to the distribution of final dividends and bonus shares for the state-owned legal person shares and A shares. Holders of H shares of the Company may refer to such announcement in full in the domestic China Securities Journal and Shanghai Securities News or the website of the Shanghai Stock Exchange (http://www.sse.com.cn) on 21 July 2005.

As at the date of this announcement, the directors of the Company are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Chen Guangshui and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Pu Hongjiu, Mr. Cui Jianmin, Mr. Wang Xiaojun, Mr. Wang Quanxi.

By order of the Board of Directors of
Yanzhou Coal Mining Company Limited
Wang Xin
Chairman of the Board

Zoucheng, Shandong Province, PRC, 20 July 2005

About the Company

Our contact information of this release is:

•	Business address: 40 Fushan Road, zoucheng, Shandong Province, PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Chen Guangshui, Secretary; (86) 537 538 3310